UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on September 2, 2025, on August 21, 2025, Micropolis AI Robotics (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Streeterville Capital, LLC (the "Investor"), pursuant to which the Company received $5,000,000 in gross proceeds in consideration of the issuance of (i) a convertible promissory note in the original principal amount of $5,430,000 (the "Note") and (ii) a warrant to purchase up to 5,000,000 ordinary shares of the Company (the "Original Warrant") at an initial exercise price of $5.00 per share.

On March 23, 2026, the Company entered into an amendment to the Original Warrant (the "Warrant Amendment"). Pursuant to the Warrant Amendment:

(i)	The maximum number of ordinary shares that may be issued upon exercise of the warrant was reduced from 5,000,000 to 2,500,000 (the “Amended Warrant Shares”);

(ii)	The exercise price of the warrant was reduced from $5.00 per share to $2.75 per share, subject to any adjustments provided for in the warrant as amended; and

(iii)	The issuance of any conversion shares pursuant to the Note shall in no event be a dilutive issuance as defined in the warrant.

Except as expressly modified by the Warrant Amendment, the other terms of the warrant, including the exercise period, adjustment provisions and other mechanics of exercise, remain unchanged. The Warrant Amendment does not alter the terms of the Note.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: March 24, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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